SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                         WESLEY JESSEN VISIONCARE, INC.
                       (Name of Subject Company (Issuer))

                              WJ ACQUISITION CORP.
                                   NOVARTIS AG
                      (Names of Filing Persons (Offerors))


                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)


                                    951018100
                      (CUSIP Number of Class of Securities)


                                 Robert Thompson
                              WJ Acquisition Corp.
                                  Novartis AG
                            c/o Novartis Corporation
                                608 Fifth Avenue
                            New York, New York 10020
                                 (212) 307-1122
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)



                                    Copy to:

                                David W. Heleniak
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
     Transaction Valuation                               Amount of Filing Fee
--------------------------------------------------------------------------------
         Not Applicable                                      Not Applicable
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[ ]  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


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Amount Previously Paid:                          Filing Party:
                       --------------------                   ------------------
Form or Registration No.:                        Date Filed:
                         ------------------                 --------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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